EIGER CREATES CANADA’S PREMIER PUBLICLY LISTED VoIP TELECOM PROVIDER

TORONTO, November 12, 2003/ - Eiger Technology, Inc. (“Eiger”) (TSX: AXA; OTCBB: ETIFF) announces that due to the acceleration in Onlinetel’s internal growth, it will pursue a course of action that will allow it to retain control of Onlinetel. In order to intensify this growth, management will move forward with the acquisition of Onlinetel by Newlook Industries Corp. (TSXV: NLI) ("Newlook") under new terms to be announced. Management will delay any merger and acquisition plans until it may clearly be seen to enhance shareholder value and as such, Newlook will not continue with the transaction involving Globalive Communications Inc. announced on August 7th, 2003.

Through the transaction, Newlook will purchase all common shares of Onlinetel to become Canada’s premier publicly listed VoIP telecom provider. Eiger is currently an 80% shareholder of Newlook and owns 100% of Onlinetel. Management believes that this publicly-listed vehicle will allow Onlinetel to rapidly increase its growth and profitability both organically and through acquisitions to expand into a North American platform and dramatically enhance its market share. The proposed transaction is subject to regulatory approvals.

Based on the overwhelming success of its Ontario Freezone launch and the continued growth of its 10-10-580 service, Onlinetel will launch Freezone and 10-10-580 services in Quebec for late November, while continuing to expand Ontario Freezone. A roll out of a British Columbia Freezone and an Alberta Freezone is planned for early 2004. Subsequent expansion into the U.S. market is intended to follow. Registrations for Freezone may be made by visiting www.onlinetel.com/newoffer.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.